August 14, 1998

Louis V. Aronson II and
Board of Directors
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875-6707

Dear Sirs:

Steel Partners II, L.P. ("Steel Partners" or "Steel") has been a long-term shareholder of Ronson Corporation ("Ronson") and currently owns 287,099 shares of common stock or 9.0% of the primary share outstanding.

In a letter sent to the Board of Directors ("Board") of Ronson on June 3, 1998, a copy of which is attached hereto, we expressed our concern over, among other things, the lack of a majority of directors on Ronson's Board who are independent. In that same letter we withdrew our previous request to nominate two directors in the upcoming election believing that the Board would fulfill its fiduciary obligations to Ronson's shareholders by nominating another large shareholder of Ronson, Carl W. Dinger III ("Dinger"), for a Board seat.

In a July 20, 1998 Schedule 13D filing Dinger, a 5.86% shareholder withdrew his name as a candidate for the Board of Ronson stating that Ronson's terms for including Dinger as a Board member were too restrictive.

In addition, we recently learned that Barton P. Ferris, Jr., an independent Board member, has or will resign leaving Ronson with only one outside director.

These events appear to be motivated by a Ronson Board that is focused on insulating itself from its non-management shareholders to avoid criticism over the Company's poor operating performance and lagging stock price. This same lax approach taken by Ronson's Board towards the goal of achieving maximum value for all shareholders has allowed CEO Louis Aronson to continue to take an unusually high salary relative to his peers and less than arm's length consulting and other insider transactions to remain in place between Board members and Ronson. The only parties to suffer as a result of these actions are Ronson's shareholders who have witnessed a decline in our stock price from a high of $5.00 per share in September 1995 to its current $3.625 level during one of the greatest bull markets in history.

Restating our position from our letter to the Board on June 3, 1998, Steel Partners urges the Board of Ronson Corporation to promptly do the following:

o        Create a more Independent Board;
o        Eliminate the Related Party Transactions;
o        Reduce Wasteful Corporate Overhead; and
o        Sell of the Aviation Division and focus on the Consumer
         Products Sector.

Unfortunately, the Board of Directors has moved in the opposite direction by placing more onerous terms on would-be independent directors and by continuing to operate Ronson's business primarily for the benefit of Louis Aronson.

We are not happy with this direction and in an effort to reverse this trend and create value for all shareholders we are prepared to offer to buy, subject to the approval of the Board including under Article 11th of the Certificate of Incorporation and the New Jersey Business Corporation Act, all shares of Ronson Corporation owned by Louis V. Aronson II for $5.00 per share in cash and thereupon implement our recommendations previously communicated to the Board. In addition, if this offer were acceptable, we would extend the same offer to all shareholders of Ronson Corporation and would seek to close both such offers on a simultaneous basis. Our offer to Ronson's shareholders would not be contingent on financing nor on a minimum number of shares being tendered however it would assume that there has been no adverse change in Ronson's business since the filing of its Form 10-Q for the quarter ended March 31, 1998. Additionally, Steel would expect Board representation equivalent to its stock ownership at the closing.

We would be prepared to promptly  enter into  definitive  agreements  containing
mutually  acceptable  representations,   warranties  and  covenants  in  a  form
acceptable to all parties on a prompt basis.

We believe our proposal represents an opportunity for all shareholders to realize extraordinary value for their shares. Our proposal represents a 38% premium over the current market price.

Sincerely,

/s/Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Partner


Enclosures



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